                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Coastcast Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)





                                   19057T 10 8
                          ----------------------------
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement. / /

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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CUSIP: 10957T 10 8                                                  Page 2 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hans H. Buehler

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  / /
                                                       (b)  / /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________
                    5.   SOLE VOTING POWER
NUMBER OF
                         None
SHARES

BENEFICIALLY        6.   SHARED VOTING POWER

OWNED BY                 1,299,950*

EACH                7.   SOLE DISPOSITIVE POWER

REPORTING                None

PERSON              8.   SHARED DISPOSITIVE POWER

WITH                     1,299,950*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,299,950*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     See Exhibit B.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.8%

12.  TYPE OF REPORTING PERSON

     IN

________________
*See Exhibit B for an explanation of the holdings.

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CUSIP: 10957T 10 8                                                  Page 3 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vivian Buehler

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  / /
                                                       (b)  / /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________
                    5.   SOLE VOTING POWER
NUMBER OF
                         None
SHARES

BENEFICIALLY        6.   SHARED VOTING POWER

OWNED BY                 1,299,950*

EACH                7.   SOLE DISPOSITIVE POWER

REPORTING                None

PERSON              8.   SHARED DISPOSITIVE POWER

WITH                     1,299,950*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,299,950*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     See Exhibit B.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.8%

12.  TYPE OF REPORTING PERSON

     IN

________________
*See Exhibit B for an explanation of the holdings.

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CUSIP: 10957T 10 8                                                  Page 4 of 8

ITEM 1.

(a)  Coastcast Corporation
(b)  3025 East Victoria Street
     Rancho Dominguez, California  90221

ITEM 2.

(a)  Hans H. Buehler and Vivian Buehler
(b)  3025 East Victoria Street
     Rancho Dominguez, California  90221
(c)  U.S.A.
(d)  Common Stock
(e)  10957T 10 8

ITEM 3.

     Not applicable.

ITEM 4.  Ownership.*

     (a)    Amount Beneficially owned: 1,299,950*
     (b)    Percent of Class: 14.8%
     (c)    Number of shares as to which undersigned has:

            (i)    Sole power to vote or direct the vote:  0
            (ii)   Shared power to vote or direct the vote:
                   1,299,950*
            (iii)  Sole power to dispose or to direct the
                   disposition: 0
            (iv) Shared power to dispose or to direct the disposition:1,299,950*

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.
________________
*See Exhibit B for an explanation of the holdings.

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CUSIP: 10957T 10 8                                                  Page 5 of 8

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     Not applicable.

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CUSIP: 10957T 10 8                                                  Page 6 of 8


                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   March 20, 1997
                                   ---------------------------
                                   Date



                                   /s/ Hans H. Buehler
                                   ----------------------------
                                   Hans H. Buehler


                                   /s/ Vivian Buehler
                                   -----------------------------
                                   Vivian Buehler


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CUSIP: 10957T 10 8                                                  Page 7 of 8


                                  EXHIBIT A TO

                                  SCHEDULE 13G


          The undersigned hereby agree that the attached Schedule 13G shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned.




Dated: March 20, 1997         /s/ Hans H. Buehler
                              ------------------------
                              Hans H. Buehler


                              /s/ Vivian Buehler
                              -------------------------
                              Vivian Buehler

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CUSIP: 10957T 10 8                                                  Page 8 of 8

                                  EXHIBIT B TO
                                  SCHEDULE 13G
                             EXPLANATION OF HOLDINGS
                             -----------------------

     Hans and Vivian Buehler hold 1,299,950 shares as Co-Trustees of the Buehler Living Trust dated August 22, 1990.

     These shares do not include 186,000 shares held in a charitable foundation of which both Hans and Vivian Buehler are directors and officers, beneficial ownership of which Mr. and Mrs. Buehler disclaim. As such, this report shall not be deemed an admission that the reporting persons are the beneficial owners of these 186,000 shares for purposes of Section 16 or any other purpose.